

Mail Stop 7010

February 8, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Andre Dimino
Chief Financial Officer
ADM Tronics Unlimited, Inc.
224-S Pegasus Avenue
Northvale, NJ 07647

> RE: Form 10-KSB for the fiscal year ended March 31, 2007
> Form 10-QSB for the period ended September 30, 2007
> File No. 000-17629

Dear Mr. Dimino:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED MARCH 31, 2007</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis or Plan of Operation

Results of Operations for the Year Ended March 31, 2007 as Compared to March 31, 2006, page 15

2. We note that your discussion of the results of operations and changes in cash flows appear to exclude any discussion of your Ivivi operations despite the fact that Ivivi was consolidated into your historical GAAP financial statements for over six months of the fiscal year ended March 31, 2007. We also note your MD&A discussion included in your Form 10-QSB filed on November 14, 2007, which compares the results of operations for the three and six months ended September 30, 2007 with the pro-forma results of operations for the three and six months ended September 30, 2006 as if Ivivi's operations were reported on one line.

    While you may supplement your MD&A with non-GAAP measures as long as the requirements of Item 10(e) of Regulation S-K have been met, it is not appropriate to discuss these pro forma results in isolation and such presentation should not have greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-B. Please show us how you will revise your MD&A in future filings to provide a comprehensive analysis of results of operations and cash flows based on your historical GAAP financial statements as required by Item 303 of Regulation S-B and, if you deem appropriate, a supplemental pro forma discussion in MD&A addressing the disposition of Iviv with the corresponding disclosures required by Item 10(e) of Regulation S-K.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 17

3. You state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective, as of the date of their evaluation, to ensure that the information required to be disclosed in the reports that it files and submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e). Please also clarify that your conclusion is as of end of the period covered by the report. Refer to Item 307 of Regulation S-B.

Consolidated Financial Statements

Consolidated Statements of Cash Flows

4. You have classified $2.6 million of cash received from the collection of the Ivivi
    receivable as an investing activity on your statement of cash flows for the year ended
    March 31, 2007, however, your MD&A on page 16 characterizes the transaction as
    cash flows provided by financing activities. Please clarify whether these amounts
    represent an investing or financing cash flow as well as how you made that
    determination based on the guidance provided in SFAS 95. See paragraphs 15
    through 20 and paragraph 136 of SFAS 95.

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2007

General

5. Please address the above comments in your interim filings as well.

Notes to the Financial Statements

Note 7. Related Party Transactions, page 8

6. Please expand your disclosure to address how you account for profits related to
    transactions with Ivivi. Refer to the first section of the AICPA Accounting
    Interpretation of APB Opinion No. 18.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief